                   CONESVILLE COAL PREPARATION COMPANY
                                                                  Page

                                CONTENTS


Statements of Income and Statements of Retained Earnings  .    .    1

Balance Sheets   .   .   .   .   .    .   .   .   .   .   .    .    2

Statements of Cash Flows .   .   .    .   .   .   .   .   .    .    3

Notes to Financial Statements    .    .   .   .   .   .   .    .  4-9

                   CONESVILLE COAL PREPARATION COMPANY
                          STATEMENTS OF INCOME
                               (UNAUDITED)

                                            Year Ended December 31,
                                         1999        1998         1997
                                                (in thousands)
OPERATING REVENUES -
 Services to Parent Company. . . . . .  $10,455     $9,481       $9,831

OPERATING EXPENSES (includes
 depreciation expense of $270,000 in
 1999, $29,000 in 1998 and $27,000
 in 1997). . . . . . . . . . . . . . .   10,262      9,394        9,718

OPERATING INCOME . . . . . . . . . . .      193         87          113

NONOPERATING INCOME (LOSS) . . . . . .       (6)        41            9

INCOME BEFORE INTEREST CHARGES . . . .      187        128          122

INTEREST CHARGES . . . . . . . . . . .     -             6         -

INCOME BEFORE FEDERAL INCOME TAXES . .      187        122          122

FEDERAL INCOME TAXES . . . . . . . . .      117         52           52

NET INCOME . . . . . . . . . . . . . .  $    70     $   70       $   70

                     STATEMENTS OF RETAINED EARNINGS
                                     (UNAUDITED)

                                            Year Ended December 31,
                                         1999        1998         1997
                                                (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . .   $890        $820         $750

NET INCOME . . . . . . . . . . . . . .     70          70           70

RETAINED EARNINGS DECEMBER 31. . . . .   $960        $890         $820

See Notes to Financial Statements.

                   CONESVILLE COAL PREPARATION COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)

                                                        December 31,
                                                     1999          1998
                                                       (in thousands)
ASSETS
PREPARATION PLANT IN SERVICE. . . . . . . . . . . . $2,208        $  841
  Less: Accumulated Depreciation. . . . . . . . . .    669           548
          NET PLANT IN SERVICE. . . . . . . . . . .  1,539           293

OTHER PROPERTY AND INVESTMENTS. . . . . . . . . . .    853           810

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . .     11            18
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . . .     10             6
    Affiliated Companies. . . . . . . . . . . . . .    723           923
  Materials and Supplies - at average cost. . . . .    899           817
  Other . . . . . . . . . . . . . . . . . . . . . .     13            11
          TOTAL CURRENT ASSETS. . . . . . . . . . .  1,656         1,775

DEFERRED FEDERAL INCOME TAXES . . . . . . . . . . .    713           691
REGULATORY ASSETS . . . . . . . . . . . . . . . . .    323           284
DEFERRED CHARGES. . . . . . . . . . . . . . . . . .     14         1,500
            TOTAL . . . . . . . . . . . . . . . . . $5,098        $5,353

CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . . . $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . . .    400           400
  Retained Earnings . . . . . . . . . . . . . . . .    960           890
        TOTAL SHAREHOLDER'S EQUITY. . . . . . . . .  1,460         1,390

OTHER NONCURRENT LIABILITIES. . . . . . . . . . . .  2,029         1,376

CURRENT LIABILITIES:
  Accounts Payable - General. . . . . . . . . . . .    128           206
  Accounts Payable - Affiliated Companies . . . . .    395           295
  Accrued Rentals . . . . . . . . . . . . . . . . .   -              890
  Other . . . . . . . . . . . . . . . . . . . . . .    613           434
        TOTAL CURRENT LIABILITIES . . . . . . . . .  1,136         1,825

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . . .    473           710
REGULATORY LIABILITIES. . . . . . . . . . . . . . .   -               52
COMMITMENTS AND CONTINGENCIES (Note 2)
          TOTAL . . . . . . . . . . . . . . . . . . $5,098        $5,353

See Notes to Financial Statements.

                   CONESVILLE COAL PREPARATION COMPANY
                        STATEMENTS OF CASH FLOWS
                               (UNAUDITED)

                                           Year Ended December 31,
                                         1999       1998        1997
                                               (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . .  $    70    $    70      $  70
  Adjustments for Noncash Items:
    Depreciation . . . . . . . . . . .      270         29         27
    Deferred Federal Income Taxes. . .       22         57         21
    Amortization of Deferred
     Gain on Sale of Plant . . . . . .     (237)      (237)      (236)
    Accrued Other Postretirement
     Benefits. . . . . . . . . . . . .      298        200        298
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . .      196      1,923        158
    Materials and Supplies . . . . . .      (82)        (7)        98
    Accounts Payable . . . . . . . . .       22        114       (232)
  Payment of Disputed Tax and
   Interest Related to COLI. . . . . .      (42)      (705)         -
  Other (net). . . . . . . . . . . . .      549     (1,463)      (181)
        Net Cash Flows From (Used For)
          Operating Activities . . . .    1,066        (19)        23

INVESTING ACTIVITIES -
 Construction Expenditures . . . . . .   (1,073)        (5)       -

Net Increase (Decrease) in Cash and
 Cash Equivalents. . . . . . . . . . .       (7)       (24)        23
Cash and Cash Equivalents January 1. .       18         42         19
Cash and Cash Equivalents December 31.  $    11    $    18      $  42

See Notes to Financial Statements.

                   CONESVILLE COAL PREPARATION COMPANY
                      NOTES TO FINANCIAL STATEMENTS
                               (UNAUDITED)



1.  SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Conesville Coal Preparation Company (the Company or CCPC), is a wholly-owned subsidiary of Columbus Southern Power Company (CSPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company provides coal washing services to CSPCo's Conesville generating plant. Coal washing prices are regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed in connection with coal washing services are sufficient to recover expenses and provide for a return on CSPCo's equity investment excluding retained earnings.

Basis of Accounting

As a cost-based rate-regulated entity, CCPC's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to CSPCo.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management s estimates. Actual results could differ from those estimates.

Coal Washing Agreement

Pursuant to a coal washing agreement with CSPCo, the Company is obligated to provide coal washing services to CSPCo and entitled to receive payment for all costs incurred, even under circumstances when such services are not performed due to a natural disaster, labor unrest or any other forced or voluntary cessation of operations, either temporary or permanent.

Preparation Plant and Depreciation

Preparation plant assets are stated at original cost. Depreciation is provided on a straight-line basis over the estimated useful asset lives.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Preparation plant and the related accumulated provision for depreciation are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to CSPCo under the coal washing agreement.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Inventories

Materials and supplies inventories are stated at cost, determined on a moving-average basis.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's billings and CSPCo's fuel rates, deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

2.  COMMITMENTS AND CONTINGENCIES

Litigation

The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed in U.S. District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of COLI interest deductions through December 31, 1999 would increase expenses by approximately $767,000 (including interest). The Company has made no provision for any possible impact from this matter.

The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the balance sheets in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

In order to resolve this issue, the Company filed suit against the United States (U.S.) in the U.S. District Court for the Southern
District of Ohio in March 1998. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwith-standing the Tax Court's decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from CSPCo all of its costs under the terms of the coal washing agreement.

The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all costs from CSPCo under the SEC approved coal washing agreement.

3.  OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including CCPC. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulations of the SEC under the 1935 Act.

4.  BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $3,000 in 1999, $23,000 in 1998 and $39,000 in 1997. As of June 30, 1999, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $350,000. In the event the Company ceases or significantly reduces operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of its share of the unfunded vested liability.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs for the years ended December 31, 1999, 1998 and 1997 were $2,000, $17,000 and $19,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $20,000 in 1999 and $19,000 in both 1998 and 1997.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $399,000 in 1999, $278,000 in 1998 and $230,000 in 1997.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. In 1998 $18,000 and in 1997 $34,000 of Black Lung surplus was utilized in accordance with the Energy Act to reimburse the Company for benefits paid. No Black Lung surpluses were used to reimburse the Company for retiree medical benefits paid in 1999 and no reallocation from the Company's surplus Black Lung trust fund to other System member companies was made in 1999. The Company's share of the Black Lung Trust funds surplus at December 31, 1999, 1998 and 1997 was $54,000, $33,000 and $2,000, respectively.

5.  FEDERAL INCOME TAXES

The details of federal income taxes are as follows:

                                                Year Ended December 31,
                                                1999      1998     1997
                                                     (in thousands)

    Current (net). . . . . . . . . . . . . . .  $ 95      $(5)     $31
    Deferred (net) . . . . . . . . . . . . . .    22       57       21
      Total Federal Income Taxes . . . . . . .  $117      $52      $52

Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to non-taxable effects of corporate owned life insurance and the reversal of deferred taxes recorded in prior years at tax rates different than the current statutory tax rate.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of the deductibility of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading "Litigation" in Note 2, management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                        December 31,
                                                      1999        1998
                                                       (in thousands)
    Deferred Tax Assets. . . . . . . . . . . . . .   $ 839        $ 833
    Deferred Tax Liabilities . . . . . . . . . . .    (126)        (142)
      Net Deferred Tax Asset . . . . . . . . . . .   $ 713        $ 691

    Deferred Book Gain - Sale/Leaseback of Plant .    $166         $249
    Amounts Due From Customers
     For Future Federal Income Taxes . . . . . . .     (31)         (46)
    Accrued Postretirement Expense . . . . . . . .     500          390
    All Other (net)  . . . . . . . . . . . . . . .      78           98

      Total Net Deferred Tax Asset . . . . . . . .    $713         $691

6.  SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in 1998 was $6,000. There were no interest charges paid in 1999 and 1997. Cash paid for income taxes was $53,000 in 1999, $70,000 in 1998 and $54,000 in 1997. Noncash acquisitions under capital leases were $595,000 in 1999, $79,000 in 1998 and $44,000 in 1997.

7.  LEASES

Leases of property, plant and equipment are for periods of up to 15 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as coal washing operations continue.

Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:

                                             Year Ended December 31,
                                             1999     1998      1997
                                                (in thousands)

Operating Leases . . . . . . . . . . . .   $4,335   $3,468    $3,468
Amortization of Capital Leases . . . . .      118       71        57
Interest on Capital Leases . . . . . . .       20       11        12
    Total Rental Costs . . . . . . . . .   $4,473   $3,550    $3,537

Properties under capital leases and related obligations recorded on the balance sheet are as follows:
                                                         December 31,
                                                        1999      1998
                                                        (in thousands)

    Property Under Capital Leases. . . . . . . . . . .  $796      $502
    Accumulated Provision for Amortization . . . . . .   200       348
       Net Property under Capital Leases . . . . . . .  $596      $154

    Capital Lease Obligation:
      Noncurrent Liability . . . . . . . . . . . . . .  $367      $ 98
      Liability Due Within One Year. . . . . . . . . .   229        56
       Total Capital Lease Obligations . . . . . . . .  $596      $154

Capital lease obligations are included in other noncurrent liabilities and other current liabilities on the balance sheets.

Properties under operating leases and related obligations are not included in the balance sheet.

The Company sold its preparation plant and began a 15-year leaseback in 1986. The gain on the sale/leaseback is being amortized (approximately $19,700 a month) over the life of the lease and is recorded as a reduction to operating expenses.

Future minimum lease rentals consisted of the following at December 31,
1999:
                                                                  Non-
                                                              Cancelable
                                                     Capital  Operating
                                                      Leases    Leases
                                                       (in thousands)

2000. . . . . . . . . . . . . . . . . . . . . . . . .  $259     $3,468
2001. . . . . . . . . . . . . . . . . . . . . . . . .   232      3,468
2002. . . . . . . . . . . . . . . . . . . . . . . . .   138       -
2003. . . . . . . . . . . . . . . . . . . . . . . . .    16       -
2004. . . . . . . . . . . . . . . . . . . . . . . . .     1       -

Total Future Minimum Lease Rentals. . . . . . . . . .   646     $6,936

Less Estimated Interest Element . . . . . . . . . . .    50

Estimated Present Value of Future Minimum
 Lease Rentals. . . . . . . . . . . . . . . . . . . .  $596